UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*




                                  BEL FUSE INC.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)

                                    077347201
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                                 (CUSIP Number)

                              Laura R. Kuntz, Esq.
                              Lowenstein Sandler PC
                    65 Livingston Avenue, Roseland, NJ 07068
                                  973-597-2500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 9, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                              CUSIP No. 077347201

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(1)          NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Elliot Bernstein
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(2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                        (a) [ ]
                        (b) [ ]

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(3)          SEC USE ONLY


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(4)          SOURCE OF FUNDS

             OO
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(5)          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)


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(6)          CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                              (7)      SOLE VOTING POWER
         NUMBER OF                                                     116,274*

                             ---------------------------------------------------
           SHARES             (8)      SHARED VOTING POWER
                                                                      132,200**
        BENEFICIALLY
                             ---------------------------------------------------
                              (9)      SOLE DISPOSITIVE POWER
          OWNED BY                                                   See box (7)

                             ---------------------------------------------------
       EACH REPORTING         (10)     SHARED DISPOSITIVE POWER
                                                                     See box (8)
        PERSON WITH

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(11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             248,474
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(12)         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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(13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.5%
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(14)         TYPE OF REPORTING PERSON

             IN
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* Includes  10,000  shares  issuable  upon  exercise of stock  options and 1,114 shares held in Far East  Retirement  Plan.
** Consists of 13,400 shares held by wife, 18,800 shares held by not-for-profit corporation of which Mr. Bernstein is president and trustee, and 100,000 shares held in a family partnership.

Item 1.  Security and Issuer

Class A Common Stock, par value $0.10 per share ("Class A Common Stock")

Bel Fuse Inc. (the "Issuer")
198 Van Vorst Street
Jersey City, New Jersey  07302

Item 2.  Identity and Background

(a-b)    This  Schedule  13D  is  filed  on  behalf  of  Elliot   Bernstein. Mr.
         Bernstein's  business  address   is  c/o  Bel  Fuse Inc., 198 Van Vorst
         Street, Jersey City, New Jersey  07302.

(c) Mr. Bernstein's present principal occupation is as the Chairman and Chief Executive Officer of the Issuer. The address of the Issuer is stated above.

(d-e) During the past five years, Mr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Bernstein been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Bernstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is filed to report shares of Class A Common Stock held by Mr. Bernstein as a result of the recapitalization of the Issuer. Each share of the Issuer's Common Stock was reclassified as one-half share of Class A Common Stock and one-half share of Class B Common Stock effective July 9, 1998. A more complete description of the recapitalization is set forth under the caption "Proposal Three - The Recapitalization Proposal" in the Issuer's 1998 Proxy Statement on Schedule 14A filed with the Commission which is incorporated herein by reference. Prior to the recapitalization, Mr. Bernstein had reported his ownership in the Issuer on Schedule 13G, in accordance with the rules of the Commission.

Item 4.  Purpose of Transaction

         See Item 3.

         Mr. Bernstein has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Bernstein may, from time to time, purchase additional shares of Class A Common Stock or dispose of all or a portion of the shares of Class A Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

Item 5.  Interest in Securities of the Issuer

(a) As of December 31, 1998, there were 2,603,312 shares of Class A Common Stock issued and outstanding. As of that same date, Mr. Bernstein beneficially owned 248,474 shares of Class A Common Stock (including 10,000 shares covered by options), or 9.5% of the total outstanding shares of Class A Common Stock.

(b) Mr. Bernstein has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 116,274 shares of Class A Common Stock. Mr. Bernstein has shared power to vote or to direct the vote, or shared power to dispose, or to direct the disposition, with respect to 132,200 shares of Class A Common Stock, of which 13,400 shares are held by Sybil Bernstein, his wife, 18,800 shares are held by The Andrew Bernstein Foundation, Inc., a not-for-profit corporation of which Mr. Bernstein is president and trustee, and 100,000 shares are held by E&S Bernstein Family Limited Partnership, a family partnership.

         Sybil Bernstein. Mrs. Bernstein has an address at 18 Ridge Road, Glen Cove, New York 11542 and her present principal occupation is as an interior designer. During the past five years, Mrs. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mrs. Bernstein been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Bernstein is a citizen of the United States.

         The Andrew Bernstein Foundation, Inc. The Andrew Bernstein Foundation, Inc. (the "Foundation") is a not-for-profit corporation organized under the laws of the State of New Jersey. The address of the Foundation is 198 Van Vorst Street, Jersey City, New Jersey 07302. The Foundation was formed for charitable purposes.

         E&S Bernstein Family Limited Partnership. The E&S Bernstein Family Limited Partnership (the "Partnership") is a limited partnership organized under the laws of the State of New York. The address of the Partnership is 18 Ridge Road, Glen Cove, New York 11542. Sybil and Elliot Bernstein are the only general partners of the Partnership. The Partnership was formed for estate planning purposes.

         During the past five years, neither the Foundation nor the Partnership have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Foundation or the Partnership been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Mr. Bernstein effected no transactions in Class A Common Stock during the past sixty days.

(d) No person is known to Mr. Bernstein to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the shares of Class A Common Stock beneficially owned by Mr. Bernstein.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 12, 1999
                                     -------------------------------------------
                                     (Date)

                                     ELLIOT BERNSTEIN

                                     By:  /s/ Laura R. Kuntz, Attorney-in-Fact
                                     -------------------------------------------
                                     (Signature)

                                     Elliot Bernstein

                                     By: Laura R. Kuntz, Attorney-in-Fact
                                     -------------------------------------------
                                     (Name/Title)


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                 POWER OF ATTORNEY

          Know all by these presents, that the undersigned hereby constitutes and appoints each of Peter H. Ehrenberg and Laura R. Kuntz singly, his true and lawful attorney-in-fact to:

          1. execute for and on behalf of the undersigned Schedules 13D and 13G, and Forms 3, 4 and 5 in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

          2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedules 13D or 13G, and Forms 3, 4 or 5 and the timely filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

          3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, including without limitation the execution and filing of a Form 4 with respect to a transaction which may be reported on a Form 5, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

          The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as he might or could do in person, with full power of substitution and resubstitution, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934.

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 1999.


                                                     /s/  Elliot Bernstein
                                                     ______________________
                                                     Elliot Bernstein